UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2024	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

Disclaimer This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. This document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial and other forecasts and estimates and statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions and the Telefónica Group’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of the Telefónica Group’s management and may change over time. Further they do not intend to be exhaustive, and they have not been verified by third parties or audited. Therefore, Telefónica's opinions and aspirations with respect to future events do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report for the year 2023, submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

Q1 24 Summary Mr. Ángel Vilá COO

Solid start to the year, clear opportunities ahead 2 Accelerating revenue and EBITDA growth Sustained momentum; consistent growth in core markets Spain, Brazil and Germany Record low churn levels in Spain and Brazil, reflecting superior value proposition. Germany at 1%. Enhancing customer experience through state-of-the-art networks turns into increased satisfaction Reiterating 2024 outlook Q1 highlights Near-term opportunities • New long-term mobile network agreement with DIGI; NB MOU signed • Negotiation underway on potential Concession to Authorisation regime migration • Spectrum extension expected scenario • UK NetCo carve-out advisors appointed, accelerating fibre build and receiving strong interest from infra investors

Stronger Telefonica, Q1 main achievements Next Generation NETWORKS Enhanced CUSTOMER experience focus Leaner OPERATIONS • Fibre growth, +9m FTTH PPs y-o-y to 77m • T. Infra FTTH PPs, +7m y-o-y to 22m • More 5G, 63% coverage core markets • Al Centre of Excellence in all OBs • More softwarisation, 1st core function in public cloud (GER) • Growing customers, +5m y-o-y to 388m • Higher satisfaction, 31 NPS score • Lowest ever churn in Spain and Brazil, Germany at 1% • AI for automation, 650 use cases • Evolving revenue mix, more digital services and connectivity • Scaling B2C digital ecosystem • Spain copper switch-off (4,272 COs closed since 2014) • T. DE delisting (96.85% stake) • Higher efficiencies to come from Q2 (costs savings in Spain) 3

Telefonica Group: solid Q1 results

GPS — Growth, Profitability, Sustainability

Revenue	Service Revenue	B2B Revenue	B2C Revenue
€10.1bn	€9.1bn	€2.2bn	€6.2bn
+0.9% y-o-y	**+2.3%** y-o-y	**+2.8%** y-o-y	**+0.8%** y-o-y

EBITDA	EBITDA Margin	CapEx/ Sales	FCF
€3.2bn	31.6%	10.4%	-€41m
+1.9% y-o-y	**+0.3** p.p.	**+0.2** p.p.	**+€43m** y-o-y[1]

Growth

- High quality accesses (FTTH +12%, mobile contract +3%)
- Top-line ramping up, +1.4 p.p. q-o-q
- Service revenue +3.1 p.p. q-o-q

Profitability

- Accelerating EBITDA; +0.4 p.p. q-o-q mainly on BZ & GER
- EBITDAaL-CapEx margin stable y-o-y
- Higher efficiencies to come from Q2

Sustainability

- FCF generation well on track to FY guidance
- Progress on ESG pillars
- Leading the sector towards a deregulated environment

1.Adjusted for a €75m positive extraordinary received in Brazil's WC in Q1 23.

Telefónica since 1924

4

GPS

Q1 24 Geographies & Units Mr. Ángel Vilá COO

Convergent KPIs Churn (%)ARPU (€) Margins • Growth in main accesses for 3 straight Qs • Convergent churn at all-time lows, gross adds up y-o-y (1st time since Q2 21) • Continued revenue growth: solid B2B, stable B2C • Redundancy savings to fuel higher EBITDA growth from Q2 (savings accounted since 1st of March) • C. 450k FTTH PPs under contained CapEx (10.8% of revenue) • New long-term mobile network agreement with DIGI: NB MOU signed Spain: Solid trading and efficiencies to further accelerate EBITDA growth 92.6 91.5 90.6 91.2 92.2 0.9% 0.9% 0.9% 0.9% 0.9% Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 36% 36% 36% 37% 36% 22% 18% 19% 19% 20% EBITDAaL-CapExEBITDA 0.3% 0.3% 1.0% 3.3% 1.0%1.7% 1.9% 2.4% 2.7% 1.6% (1.7%) (1.0%) (0.5%) 0.1% 0.2% Revenue EBITDARetail Rev. Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 5 Highlights 21 24 28 7 1223 43 69 62 12 (5) (7) 3 3 3 (49) (60) 1 8 7 Net adds (k) Postpaid ConvergentFBB Pay TV Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Revenue & EBITDA growth (y-o-y)

Highlights Brazil: Strong operating performance leading growth • Outstanding growth • Lowest ever contract churn (0.97%); ARPU +9.4% • FTTH accesses +12% y-o-y; ARPU +6% • 1.5m Vivo Total (FTTH+mobile offer): +111% • Building digital ecosystem: OTT subscriptions +14% • Contract revenue +16% on commercials & price rises • OpEx growth < revenue despite digital services’ costs • Benchmark EBITDAaL-CapEx margin at 17.7% 24.7 25.1 26.2 26.8 29 Accesses growth (y-o-y) FTTH Premises passed (m) 15% 3% 4% 4% 6% 17% 15% 14% 13% 12% FTTHContract Mar-23 Jun-23 Sep-23 Dec-24E Mobile contract m.s. 43.5% 43.7% 43.6% Dec-23 43.4% 43.3% Mar-24 Jun-23 Sep-23 Dec-23 Mar-24 17.5% 4.7% 6.8% 7.5% 10.4% 14.8% 7.8% 10.8% 9.5% 10.7% Revenue EBITDA 40% 42% 44% 44% 41% 18% 14% 16% 18% 18% EBITDAaL-CapExEBITDA Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Margins 6 Revenue & EBITDA growth (y-o-y)

30% 31% 32% 31% 31% 10% 11% 9% 8% 11% Fixed BB net adds (k) Revenue EBITDA EBITDAaL-CapExEBITDA Postpay net adds (k) 368 302 396 284 157 1 25 22 31 13 3 8.0% 4.4% 2.2% 4.6% (0.1%) 1.7% 2.8% 3.6% 3.7% 5.0% Q2 23 Q4 23 Q1 24Q1 23 Q3 23Q2 23 Q4 23Q1 23 Q3 23 Q1 24 Q2 23 Q4 23Q1 23 Q3 23 Q1 24 Q2 23 Q4 23 Q1 24Q1 23 Q3 23 (1) Excludes 3rd party MNO-accesses Germany: Ongoing operational and EBITDA momentum • Solid start into the year • >95% 5G pop coverage • Strong own brand performance (O2 contract churn 1.0%) • Sustained MSR momentum (+2.3% y-o-y ex MTR) • Better operating leverage; EBITDA +5.0%, EBITDAaL- CapEx +14.3% • Improved energy consumption, -83% (from 2015) 7 Highlights Margins Revenue & EBITDA growth (y-o-y)

36% 37% 37% 39% 36% 15% 15% 16% 21% 13% 108 175 251 299 194 1.0% 0.9% 1.0% 1.2% 1.2% (1.4%) 3.6% 6.7% 3.9% 2.6% (4.0%) 1.0% 5.8% 10.8% 3.3% Fixed network build (k PPs) Mobile contract churn (%) Revenue EBITDA EBITDAaL-CapExEBITDA UBB PPs 17.2m Q3 23 Q1 24Q1 23 Q2 23 Q4 23 Q3 23 Q1 24Q1 23 Q2 23 Q4 23 Q3 23 Q1 24Q1 23 Q2 23 Q4 23 Q3 23 Q1 24Q1 23 Q2 23 Q4 23 Virgin Media O2: setting up for 2024 execution with focused investments • Ramping up fibre, 80% increase in build pace y-o-y • Targeted launch of 5G standalone in 14 cities • Stabilisation of fixed customer ARPU • Contract churn remains at low levels of 1.2% • Improved service revenue growth across mobile and consumer fixed • Handset revenue decline as primary driver of revenue pressure • O2 Recycle initiative expanded its scope to new devices 8 Highlights Margins Revenue & EBITDA growth (y-o-y)

T. Tech, double-digit growth while reinforcing capabilities and credentials

Revenue

(€m) y-o-y



+11.0%
429
476
Q1 23
Q1 24

Bookings

Q1 y-o-y

>30% growth

Differential profile

Double-digit growth to further improve as from Q2 on strong backlog

Well balanced revenue mix (value added services and currency)

Strong commercial activity

- Bookings growth driven by **Private sector** (Financial, Healthcare, Manufacturing)
- **Large relevant deals closed** in Q1 to support customers' critical processes
- **Commercial Funnel growing at double digit, more revenue visibility**

Gaining relevance in higher-growth markets, proven skills

- **GSL expanding capabilities** across markets
  - NextDefense (Cybersecurity) launch in UK and first contract closed
- **6.3k** professionals (80% Europe) **>85% in delivery & sales; ~4k** certifications

New recognitions

Gartner — **Leader:** Magic Quadrant Managed IoT Connectivity Services (for 10th consecutive year)

GlobalData — **Very Strong:** Managed Security Services in the Competitive Landscape Assessment

Telefónica since 1924
9
GPS

T. Infra, a global connectivity platform to lead change

Accelerating FTTH deployment

Total FTTH
Premises Passed[1] (m)


~+60%
15
22
~30
Mar-23
Mar-24
2026E

~30% of 23-26 of TEF's FTTH rollout
Increasing network differentiation and capabilities

Bluevía
UG G UNSERE GRÜNE GLASFASER
ONNET FIBRA
nexfibre
FIBRASIL
Pangea Co

Critical digital infrastructure

TELXIUS

Consistent solid profitability

50.8%
EBITDA margin
Q1 24

Opening of a new route connecting the Dominican Republic

Sustained positive traffic growth

+12%
y-o-y

Telefónica since 1924

[1] Included in the total Group's FTTH PPs. Mar 24 and 2026E includes Pangea PPs.

10

GPS

Q1 24 T. Hispam, financials, ESG Mrs. Laura Abasolo CFCO & Head of T. Hispam

17.6 18.6 19.5 19.5 20.9 FTTH & Cable PPs (m) 4% 3% 3% 1% 1% 18% 16% 12% 8% 6% FTTH & CableContract Accesses growth (y-o-y) 17.2m FTTH Leading the market Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 4.1% (5.2%) (10.8%) (21.4%) (8.2%) (5.1%) (19.8%) (24.3%) (4.0%) (14.9%) Revenue EBITDA 19% 18% 18% 27% 18% 8% 5% 4% 4% 7% EBITDAaL-CapExEBITDA Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Hispam: Helping to build a more rational ecosystem • Pushing towards healthier competition • Softer mobile commercial activity (rationality focus) • ONNET Chile agreement with VTR/Claro & Entel • Leading B2B NPS on better value proposition • € reported financials hit by FX • Underlying trends unchanged • Better trends expected in H2 24 on revenue improvement in Chile and Peru and efficiencies • Invested capital -32% vs. Dec-19 • COL and MEX growing y-o-y in Revenue & EBITDA Highlights 11 Margins Revenue & EBITDA growth (y-o-y)

FCF phasing fully aligned with expectations; 2024 guidance reaffirmed FCF to improve throughout the year; 2024 guidance reaffirmed € million FCF 2024E >10% growth FCF 2023 €2,308m FCF CAGR 23-26 >10% growth Q1 FY (9) 2,308 (41) • Q1 24 affected by usual EBITDAaL seasonality and working capital consumption • Q1 23 working capital included +€75m in Brazil from tax assets monetisation • Q1 fully in-line with expectations and 2024 guidance reaffirmed 20242023 12 +€43m y-o-y adj. by BZ one-off in Q1 23

Net Financial Debt € million 27,349 69 178 Solid balance sheet reflects T. DE shares acquisition ND/EBITDAaL 2.71x Dec-23 FCF including spectrum Mar-24 FX & Others Net financial investments Shareholder Remuneration 28,482882 4 Financing Activity 5.4 1.8 1.1 0.2 0.2 1.3 0.9 2024 YTD (€bn) Green senior Bond Senior Bonds VMO2 Bank Financing Hispam Bank Financing TSA Total Green Hybrid Term Loan P (TLA) VMO2 Contained interest payment cost 3.51% Mar-24 3.80% Dec- 23 ND/EBITDAaL 2.60x 13

ESG key to realising our GPS targets

Environmental

- **Scope 3 efficiencies**

  Included on CDP Supplier Engagement Leaderboard for 5th consecutive year

- **Growth via eco-solutions**

  Eco Smart, our portfolio for B2B customers, named Champion Project by ITU

Social

- **Talent management via diversity**

  33.1% women executives; +858 persons with disabilities vs. Q1 23

- **Protecting customers from Cyber attacks**

  Blocked ~320m cybersecurity threats for SMEs and retail customers in Spain

Governance

- **Shareholder confidence**

  All BoD proposed resolutions approved at AGM

- **Facilitating access to financing**

  Issuance of a two tranche-senior green bond and a green hybrid

AI governance; building on AI principles since 2018

Telefónica since 1924
14
GPS

Key takeaways Mr. Ángel Vilá COO

Guidance 2024: accelerate FCF delivery even after better 2023 2024 Guidance On Track to Deliver 2023-26 CAGR Revenue y-o-y reported ~1% ✓ ~1% B2C ~1.5%; B2B ~5% EBITDA y-o-y reported 1% to 2% ✓ ~2% EBITDAaL - CapEx y-o-y reported 1% to 2% ✓ 5% CapEx / Sales Up to 13% ✓ <12% FCF y-o-y reported >10% ✓ >10% Cash Dividend €0.3/share 2 tranches €0.15;Dec-24, Jun-25 ✓ €0.3/share floor Leverage Reduced ✓ 2.2-2.5x (2026) 15

Strong start to the year, near term catalysts

1. **Delivered solid Q1 results**, firmly on track for 2024 guidance and 2023-2026 plan (FCF CAGR >10%)
2. **Robust commercial performance**, Spain EBITDA improvement, maintaining strength in Brazil & Germany
3. **Investing in next-generation networks** to elevate customer experience and drive growth
4. **Streamlining operations** through digitalisation, efficiencies, hyper automation and legacy network shutdowns
5. **Disciplined capital allocation**: deleveraging towards targets, sustainable dividend, focused growth CapEx
6. **Positive near-term catalysts in all core markets**
   - **Spain**: NB MOU signed with DIGI for a new long-term mobile network agreement
   - **Brazil**: Negotiating potential regime migration from Concession to Authorisation
   - **Germany:** spectrum extension as expected scenario
   - **UK**: NetCo carve-out advisors appointed, fibre build accelerating, strong interest from investors

Telefónica since 1924

16

GPS

Results presentation and Q&A Session Telefónica’s management will host a webcast on 9 May at 10:00 AM (CEST), 9:00 AM (BST), and 4:00 AM (EDT) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details: click here • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Markus Haas l CEO Telefónica Deutschland • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: Climate A List 2023 Bloomberg GEI 2023 1st company worldwide in 2023 Digital Inclusion Benchmark 1st in sector 2022 Member of DJSI Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 9, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer